SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

        AMC FINANCIAL, INC. (FORMERLY KNOWN AS CITYSCAPE FINANCIAL CORP.)
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

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                                    17877V105
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                                 (CUSIP Number)
                                                    with a copy to:
Stephen Feinberg                                    Robert G. Minion, Esq.
450 Park Avenue                                     Lowenstein Sandler PC
28th Floor                                          65 Livingston Avenue
New York, New York  10022                           Roseland, New Jersey  07068
(212) 421-2600                                      (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  July 1, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.   17877V105
________________________________________________________________________________
    1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above
         Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
    2)   Check the Appropriate Box if a Member of a Group (See Instructions):

              (a)             Not
              (b)           Applicable
________________________________________________________________________________
    3)   SEC Use Only
________________________________________________________________________________
    4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
    6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
         Number of                            7) Sole Voting Power:         *
         Shares Beneficially                  8) Shared Voting Power:       *
         Owned by
         Each Reporting                       9) Sole Dispositive Power:    *
         Person With:                        10) Shared Dispositive Power:  *
________________________________________________________________________________
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,638,133*
________________________________________________________________________________
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                 (See Instructions):                      [   ]
________________________________________________________________________________
   13)  Percent of Class Represented by Amount in Row (11):            34.2%*
________________________________________________________________________________
   14)  Type of Reporting Person (See Instructions):       IA, IN

________________________________________________________________________________

*Cerberus Partners, L.P. ("Cerberus") is the holder of and/or has the right to receive 636,716 shares of common stock of AMC Financial, Inc. (formerly known as Cityscape Financial, Inc.) (the "Company"); Cerberus International, Ltd. ("International") is the holder of and/or has the right to receive 1,321,503 shares of common stock of the Company; Ultra Cerberus, Ltd. ("Ultra") is the holder of and/or has the right to receive 95,434 shares of common stock of the Company, and certain private investment funds (the "Funds") in the aggregate are the holders of and/or have the right to receive 584,480 shares of common stock of the Company. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Ultra and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,638,133 shares of common stock of the Company, or 34.2% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3. See Item 3 and Item 5 for further information.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $.01 per share (the "Shares"), of AMC Financial, Inc. (formerly known as Cityscape Financial, Inc.) (the "Company"), whose principal executive offices are located at 565 Taxter Rd., Elmsford, New York 10523-5200.

Item 2.   Identity and Background.

          The person filing this statement is Stephen Feinberg, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Feinberg serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), and (ii) the investment manager for each of Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"), and certain other private investment funds (the "Funds"). Cerberus, International, Ultra and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Feinberg has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On July 1, 1999, the First Amended Plan of Reorganization (the "Plan") of Cityscape Financial Corp. and its wholly owned subsidiary, Cityscape Corp. (together, "Cityscape"), the predecessor to the Company, became effective. Pursuant to the terms of the Plan, former holders of Cityscape Senior Notes (the "Senior Notes") received Shares in exchange for accrued principal and interest on the Senior Notes. Cerberus, International, Ultra and the Funds were the holders of approximately $26,000,000, $53,963,000, $3,897,000 and $23,867,000
principal amount of the Senior Notes, respectively, which resulted in them receiving and/or having the right to receive 636,716, 1,321,503, 95,434 and 584,480 Shares, respectively, pursuant to the Plan. Cerberus, International, Ultra and the Funds paid approximately $10,616,072, $21,700,547, $1,691,912, and $9,614,861, respectively, for the Senior Notes. All funds used to purchase or acquire securities of the Company on behalf of Cerberus, International, Ultra and the Funds came directly from the assets of Cerberus, International, Ultra and the Funds, respectively.

Item 4.   Purpose of Transaction.

          The acquisition of the securities of the Company described herein is for investment purposes on behalf of Cerberus, International, Ultra and the Funds, respectively, and Stephen Feinberg has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information provided by the Company, as a result of the transactions effected pursuant to the Plan, as of July 1, 1999 there were issued and outstanding 7,713,111 Shares. As of such date, for the purposes of Reg.
Section 240.13d-3, (i) Cerberus was the holder of and/or had the right to receive 636,716 Shares, (ii) International was the holder of and/or had the right to receive 1,321,503 Shares, (iii) Ultra was the holder of and/or had the right to receive 95,434 Shares and (iv) the Funds in the aggregate were the holder of and/or had the right to receive 584,480 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of the Company owned by each of Cerberus, International, Ultra and the Funds. Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,638,133 Shares, or 34.2% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

          During the past sixty days, the only transactions in securities of the Company by Mr. Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were the June 15, 1999 purchase of $700,000 principal amount of the Senior Notes by International, for approximately $63,000, in an ordinary brokerage transaction and the July 21, 1999 purchases of approximately $300,000, $600,000, and $300,000 principal amount of the Senior Notes, for approximately $34,500, $69,000, and $34,500, respectively, by Cerberus, International, and the Funds, respectively, in ordinary brokerage transactions.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Except as described in this Schedule 13D, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg and any person or entity.

Item 7.   Material to be Filed as Exhibits.

          None.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            As of August 5, 1999


                                            /s/   Stephen    Feinberg
                                            ____________________________________
                                            Stephen Feinberg,  in  his  capacity
                                            as the managing member of   Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of   Cerberus   International,
                                            Ltd., Ultra Cerberus Fund, Ltd., and
                                            the Funds


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).